SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Inc. — Corporate Secretary’s Office

Administrative Resolution

BCE INC.

(Administrative Resolution adopted by the Board of Directors of BCE Inc. on May 27, 2003, as amended on February 4, 2004 and March 10, 2004)

ADMINISTRATIVE RESOLUTION

Section 1 — SEAL — The seal which is in the form shown immediately below be and it is hereby adopted as the corporate seal of the Corporation.

Section 2 — OFFICERS — The Officers of the Corporation and their respective titles, powers and duties shall be as follows:

Section 2.01 — ENUMERATION OF OFFICERS — The Officers of the Corporation shall be the Chairman of the Board, the President, the Vice-Presidents, the Corporate Secretary and any other person designated an Officer by a resolution of the Directors. The same person may hold more than one office.

Except for those who have to be elected, as provided in Section 2.02 of this Administrative Resolution, all Officers of the Corporation shall hold office until their successors are appointed subject always to resignation or to removal as provided in Section 2.06 of this Administrative Resolution.

Section 2.02 — CHAIRMAN OF THE BOARD — The Directors shall from time to time elect from among themselves a Chairman of the Board who may but need not be the President and may from time to time elect from among themselves a Deputy Chairman of the Board.

Section 2.03 — POWERS AND DUTIES — The Chairman of the Board, the President and the Deputy Chairman of the Board shall have the powers and duties conferred upon each of them respectively by the by-laws of the Corporation and such other powers and duties as the Directors may from time to time determine.

Except where otherwise provided, during the absence or inability to act of the Chairman of the Board, his duties shall be performed and his powers shall be exercised by the President, if he is a Director, or in the absence or inability to act of the latter by any other Officer who is a Director or in the absence or inability to act of any such other Officer by such other person or persons as the Directors may at any time and from time to time for that purpose appoint. Any such appointment may be general in scope or may be limited to the duties and powers therein mentioned.

Except where otherwise provided, during the absence or inability to act of the President, his duties shall be performed and his powers shall be exercised by any other Officer who is a Director or in the absence or inability to act of any such other Officer by such other person or persons as the Directors may at any time and from time to time for that purpose appoint. Any such appointment may be general in scope or may be limited to the duties and powers therein mentioned.

Section 2.04 — PRESIDENT, EXECUTIVE VICE-PRESIDENTS, GROUP VICE- PRESIDENTS, SENIOR VICE-PRESIDENTS AND VICE-PRESIDENTS — The Directors may from time to time appoint a President who may, but need not be, a Director, and one or more Executive Vice-Presidents, one or more Group Vice-Presidents, one or more Senior Vice-Presidents and one or more Vice-Presidents any or more of whom may have the title of Vice-President coupled with a functional or other designation, all or any of whom may but need not be members of the Board of Directors, and wherever the words “the Vice-President” or “a Vice-President” appear in any of the by-laws or Administrative Resolution of the Corporation they shall have reference to and mean an Executive Vice-President, a Group Vice-President, a Senior Vice-President or a Vice-President appointed as aforesaid.

Such Vice-Presidents shall perform such duties as shall from time to time be prescribed by the by-laws of the Corporation, by the Directors or by the Chairman of the Board.

Section 2.05 — CORPORATE SECRETARY AND ASSISTANT CORPORATE SECRETARIES — The Directors shall from time to time as may be required appoint a Corporate Secretary whose duty it shall be to attend meetings of the Shareholders and of Directors, to keep minutes of their proceedings and to make a proper record thereof in a book or books to be kept for that purpose. He shall attend to the giving and service of all notices required to be given by the Corporation. He shall keep and have charge of all books, registers, reports, certificates and other documents required by law to be kept or filed by the Corporation, responsibility for which has not been assigned to another person or other persons by the Directors or the Chairman of the Board. He shall sign such contracts and other documents as require his signature, and shall perform such other duties as appertain to his office and as shall from time to time be prescribed by the by-laws or by the Directors or the Chairman of the Board.

With the approval of the Chairman of the Board, the Corporate Secretary may appoint one or more Assistant Corporate Secretaries to perform such of the Corporate Secretary’s duties as may be definitely assigned, or, in the absence or inability to act of the Corporate Secretary all or any of the duties of the Corporate Secretary.

Section 2.06 — REMOVAL — The Directors, by an affirmative vote of the majority of the Board, may remove any or all of the Officers and may elect or appoint others in their place or places.

Section 3 — SHARE CERTIFICATES — Subject to law, and unless otherwise authorized by the Directors, certificates for shares of the Corporation shall be issued in accordance with the following rules and procedures:

(a) The certificates shall be in such form or forms as the Directors may from time to time approve, except that the Chief Executive Officer and the Corporate Secretary of the Corporation, acting jointly, shall have the authority to approve changes to the following aspects of the form or forms of the Corporation’s share certificates:

(i) the name of the registrar(s) or transfer agent(s);

(ii) the name and/or title of the persons signing the Corporation’s share certificates;

(iii) the location of the offices of the transfer agent(s);

(iv) the color of share certificates; and

(v) the CUSIP number.

(b) The certificates shall be signed by the Chief Executive Officer of the Corporation or by any other Director of the Corporation, together with the Chief Financial Officer of the Corporation, the Corporate Treasurer of the Corporation, any one Director of the Corporation, other than a Director having already signed, or any other person appointed by the Directors to sign for the Corporate Treasurer;

(c) Certificates shall also be countersigned by a Transfer Clerk or by the Transfer Agent and registered by the Registrar;

(d) The signatures of such Directors, Officers, the Corporate Treasurer or any other person appointed by the Directors to sign for the Corporate Treasurer, and of the Transfer Clerk, Transfer Agent, or Registrar may be mechanically reproduced in facsimile on certificates, and when so reproduced shall be valid and binding upon the Corporation notwithstanding that the persons whose signatures are so reproduced may not hold office at the time the certificates are issued, provided that at least one of the persons by whom the certificates are to be signed as provided in paragraphs (b) and (c) of this Section 3 shall sign the same manually;

(e) It shall not be necessary to affix the corporate seal of the Corporation to any share certificate.

Section 4 — EXECUTION OF DOCUMENTS — Documents of the Corporation shall be executed as hereinafter provided, unless otherwise authorized by the Directors:

(a) All promissory notes, bonds, debentures, or securities issued by the Corporation shall be signed by the Chairman of the Board, the President, a Vice-President or a Director, and by the Corporate Secretary, the Treasurer, an Assistant Corporate Secretary or an Assistant Treasurer. Interest coupons appertaining to such bonds or debentures shall be signed by the Treasurer or an Assistant Treasurer. If authorized by resolution of the Directors, the signature of the Chairman of the Board, the President or of a Vice-President and of the Corporate Secretary or an Assistant Corporate Secretary on any bonds, debentures or securities issued by the Corporation and the signature of the Treasurer or an Assistant Treasurer on any coupons appertaining thereto may be mechanically reproduced in facsimile. Such signatures shall for all purposes be deemed to be the signatures of the Officers or persons aforesaid and any bonds, debentures, securities or coupons so signed and issued shall be binding upon the Corporation notwithstanding that any person whose signature may have been so mechanically reproduced does not hold such office, or any other office in the Corporation, at the date when such bond, debenture, security or coupon is issued or presented for payment;

(b) All transfers or assignments of shares of stock, bonds or other securities held by the Corporation shall be signed by the Chairman of the Board, the President, a Vice-President or a Director, and by the Corporate Secretary or the Treasurer or an Assistant Corporate Secretary or an Assistant Treasurer;

(c) All cheques or similar instruments drawn on the funds of the Corporation shall be signed by the Treasurer or by an Assistant Treasurer or by such Officer or Officers or person or persons as the Directors shall by resolution appoint or authorize to be appointed in such manner as they shall designate in such resolution. If and to the extent authorized by resolution of the Directors the signature of the Treasurer or an Assistant Treasurer may be mechanically reproduced in facsimile on such cheques or similar instruments, such signatures shall for all purposes be deemed to be his signature and such cheques or similar instruments shall be valid and binding on the Corporation notwithstanding that the person whose signature may have been so mechanically reproduced is not the Treasurer or an Assistant Treasurer of the Corporation at the date when any such cheque or similar instrument is issued or presented for payment; and, the Chairman of the Board, the President and the Treasurer are, and each of them is, hereby authorized to enter into such agreements with the Corporation’s financial institutions as may be necessary to give effect to the foregoing;

(d) All cheques or similar instruments payable to the order of the Corporation shall be endorsed “for deposit only” and deposited to the credit of the Corporation in the financial institution or financial institutions designated by the Directors, such endorsement to be made by or under the authority of the Chairman of the Board, the President, a Vice-President, the Treasurer or an Assistant Treasurer;

(e) All other documents requiring the signature of the Corporation, including without limitation undertakings, conveyances, deeds of sale, bills of sale, contracts, statutory declarations and discharges, shall be signed by the Chairman of the Board, the President, a Vice-President or a Director, and by the Corporate Secretary or an Assistant Corporate Secretary. The Directors shall have power from time to time by resolution to appoint any Officer or Officers or any person or persons to sign on behalf of the Corporation such documents generally or specific documents or classes of documents;

(f) The seal of the Corporation may, when required, be affixed by or at the direction of the Corporate Secretary or an Assistant Corporate Secretary to any of the documents referred to in Sections 4 and 5.

Section 5 — SHARES AND SECURITIES IN OTHER BODIES CORPORATE —

(a) All shares or other securities held from time to time by the Corporation and carrying voting rights in any other body corporate may be voted at any and all meetings of share holders, bondholders, debenture holders or holders of other securities, as the case may be, of such other body corporate by or under the authority of the Chairman of the Board, the President or any other Officer who is also a Director or as the Directors may from time to time authorize.

(b) The duly authorized signing Officers of the Corporation referred to in Section 4(e) may from time to time for such purpose execute and deliver for and on behalf of the Corporation such proxies and/or other evidence of the right of such designated person or persons to vote as may be required, and such document or documents so executed shall be conclusive evidence of such appointment.

(c) The duly authorized signing Officers of the Corporation referred to in Section 4(e) may from time to time execute resolutions in writing on behalf of the Corporation in respect of shares held by the Corporation in any other body corporate.

Section 6 — FINANCIAL YEAR — The financial year of the Corporation shall be the calendar year.

Section 7 — COMMITTEES OF DIRECTORS – Until such time as otherwise determined by the Directors, the Committees of Directors shall be the following: Audit, Corporate Governance, Management Resources and Compensation and Pension Fund. Their duties and responsibilities shall be set forth in their respective Charter to be approved separately, and amended and/or replaced from time to time, by the Directors, upon the recommendation of the Corporate Governance Committee.

Section 8 — INDEMNIFICATION OF DIRECTORS AND OFFICERS AND OTHER INDIVIDUALS — Subject to the limitations contained in the CBCA but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if (a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, Officer or other individual for the costs, charges and expenses of a proceeding referred to herein providing that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.

Section 9 – MEETINGS OF SHAREHOLDERS – No annual meeting of shareholders of the Corporation (whether or not also held as a special meeting) shall be held outside of Canada as long as 50% of the issued and outstanding common shares of the Corporation are held by resident Canadians.

BCE Inc.
Corporate Secretary's Office – March 23, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005